May 18, 2005

Mail Stop 4561 via U.S. Mail and Fax (248) 592-6201

Mr. Richard J. Smith
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hill, Michigan 48334

RE:	Ramco-Gershenson Properties Trust
	Form 8-K filed May 11, 2005
            File No. 1-10093

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please supplementally explain how the audit committee concluded that Grant Thornton met the independence requirements of Rules 2-01(b) and (c) of Regulation S-X. In addition, please supplementally explain the nature and extent of the services Grant Thornton provided to the company regarding the documentation and testing of internal controls. Your response should address, but not be limited to, the following:

* The dates that Grant Thornton started and completed its services
* The specific services Grant Thornton provided and which internal controls that Grant Thornton documented and tested
*
Whether Grant Thornton performed any services related to the material weakness identified by the company which led to the restatement of the company`s financial statements, and if so, the details regarding any such services performed
* Whether Grant Thornton performed any services related to the remediation of any internal control deficiency or weakness, and if so, the nature and timing of the remediation efforts Grant Thornton provided
* Whether Grant Thornton provided any services or had any involvement
(direct or indirect) in reporting to the Audit Committee regarding internal controls, and if so, the dates of Grant`s services or involvement

2. Please supplementally explain the nature of each of the accounting matters you discussed with Grant Thornton, although none applied to any specific transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at
(202)
551-3469.


						Sincerely,



						Thomas Flinn
						Staff Accountant

Ramco-Gershenson Properties Trust
May 18, 2005



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